

August 19, 2014

Via E-mail
Didier Fontaine
Chief Financial Officer
Constellium N.V.
Tupolevlaan 41-61
1119 NW Schiphol-Rijk
The Netherlands

  Re: **Constellium N.V.**
    Form 20-F for Fiscal Year Ended December 31, 2013
    Filed April 22, 2014
    File No. 1-35931

Dear Mr. Fontaine:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 53

1. In future filings, please provide a discussion and analysis of the LME aluminum stockpiling rules along with the implications to your financial statements.

Results of Operations, page 59

2. For both the consolidated and segment results of operations discussions, please quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items in future filings. Please refer to the quantification of multiple factors and the analysis of the underlying reasons for each factor you provided for the comparison of fiscal years 2012 and 2011 to guide management in providing a discussion and analysis of fiscal years 2013 and 2012 in future filings. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Sections 501.04 and 501.12.b. of the Financial Reporting Codification for guidance.

3. In future filings, please provide a discussion and analysis of the nature of realized gains (losses) on derivatives for each period presented along with a discussion as to the extent the realized gains (losses) are offset by (losses) gains recognized for the underlying in a different line item.

4. In future filings, please provide a more comprehensive discussion and analysis of the material factors impacting the effective tax rate for each period presented, including quantification of the extent to which each material factor impacted the effective tax rate. When changes in earnings in jurisdictions with varying statutory tax rates is the cause, please disclose the jurisdictions with changes in earnings and differing statutory tax rates.

Consolidated Statement of Comprehensive Income/(Loss), page F-4

5. We note that you have not recognized any currency translation differences as part of other comprehensive income/(loss) and have not provided a reconciliation of net exchange differences recognized as part of accumulated other comprehensive income/(loss). Please provide us with an understanding as to why you have no currency translation differences considering your disclosure on page F-8 that you are a global leader in the design and manufacture of specialty rolled and extruded aluminum products with manufacturing facilities in the United States, Europe and China. Please refer to IAS 21 for guidance.

Note 2 – Summary of Significant Accounting Policies, page F-9
2.4 Presentation of the Operating Performance of each Operating Segment and of the Group, page F-10

6. We note your reportable segments are based on a combination of product lines, markets and industries served. In several presentations filed as exhibits to your Forms 6-K, the primary discussions of your operating results by your CEO appear to be focused on your markets (i.e., aerospace, automotive rolled, automotive extrusions, and packaging). The operating results trends for these markets differ significantly from the operating results trends of the reportable segments these markets are included in. Specifically, we note a question raised during the fourth quarter of fiscal year 2013's results earnings call regarding growth rates for the automotive structures and industries segment only being 2%. The CEO's response to the question noted that the segment results is a mix of a lot of different trends with the pure automotive structure growing 17% year-over-year. Please reconcile for us the reportable segments identified in the Form 20-F and how the business is discussed publicly in terms of operating results. If your reportable segments are an aggregation of operating segments, please provide us with your aggregation analysis in accordance with IFRS 8.12. If there has been a change in how the CODM is managing the business since December 31, 2013, and is the cause of any differences, please confirm you will be revising your reportable segment presentation in your next Form 20-F in accordance with IFRS 8.29 - .30.

<u>2.6 Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty, page F-20</u>

7. In future filings, please expand your disclosures provided in accordance with IAS 1.125 - .133 to provide investors with more company-specific descriptions of the assumptions and judgments made for each of the areas presented. Please also provide disclosures that discuss the facts and circumstances that could result in a reasonably possible, material change in the assumptions and judgments along with a description of the impact the change would have to your consolidated financial statements. Please provide us with the disclosures you would have provided in your fiscal year 2013 Form 20-F in response to this comment.

8. Please tell us your consideration of including the assumptions and judgments related to the realization of inventories as a source of estimation uncertainty to your consolidated financial statements in accordance with IAS 1.125 - .133.

<u>Note 4 – Operating Segment Information, page F-23</u>

9. In future filings, please include segment capital expenditure disclosures or amounts of other additions to non-current assets for the same periods presented for the statements of cash flows. Please refer to IFRS 8.24(b).

10. In future filings, please provide the disclosures required by IFRS 8.32 for your various products and services. Please refer to your disclosures on pages 28-35 of your Form 20-F.

<u>Note 11 – Income Tax, page F-31</u>

11. In future filings, please provide investors with an understanding of the material components of your composite tax rate, how the rate was calculated, and the material causes for the changes between each period presented (e.g., changes in either tax rates or the mix of profits earned in different jurisdictions). Please refer to IAS 12.81(d) and .85 for guidance.

<u>Note 12 – Earnings Per Share, page F-31</u>

12. We note your disclosures in footnote (A) on page F-32 that you have not included the Ordinary B shares in the basic earnings per share calculation. We further note your disclosure on page F-40 that Class A ordinary shares and Class B ordinary shares are entitled to an equal profit allocation. Please provide us with a more comprehensive discussion of the material terms of the Class B ordinary shares to explain why no allocation of earnings was made to the Class B ordinary shares for the periods presented for purposes of calculating basic earnings per share. Please refer to IAS 33.19 - .29 for guidance.

13. In future filings, please provide the disclosures required by IAS 33.70(c) for the instruments that were not included in the calculation of diluted earnings per share. In this regard, it appears that you have only included the Class B ordinary shares related to the Management

Equity Plan in diluted earnings per share and not the restricted stock units granted under the Free Share Program or the Shareholding Retention Program.

Note 18 – Share Capital, page F-39

14. Please expand your disclosures here and/or within Note 30 to clarify that the Class B ordinary shares are automatically converted into Class A ordinary shares once the vesting conditions disclosed within Note 30 on page F-66 have been met or to clarify the specific facts and circumstances the Class B ordinary shares are convertible into Class A ordinary shares.

Note 21 – Pension and Other Post-Employment Benefit Obligations, page F-45

15. Please tell us your consideration of the guidance in IAS 19.138 for providing the reconciliation disclosures required by IAS 19.140 at a more disaggregated level.

Note 22 – Provisions, page F-52

16. In future filings, please expand your assessment of materiality for the asbestos claims to your financial condition and cash flows in addition to your results from continuing operations.

17. In future filings, please provide the disclosures you provided for the asbestos claims for your mesothelioma claims.

Note 25 – Deferred Income Taxes, page F-61

18. In future filings, please expand your disclosure to provide investors with an understanding of the facts and circumstances that led to your conclusion that €153 million of deferred tax assets will not be used before expiration resulting in the assets not being recognized either here or within Note 2.6 in accordance with IAS 1.125.

Note 30 – Share Equity Plan, page F-66

19. In future filings, please provide the disclosures required by IFRS 2.45 and .47 for each of your share-based compensation plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief